Exhibit 2.4

Share Purchase Agreement

Signed on October 15, 2002 by and between:

1.         Carey Agri International Poland Sp. z o.o. (“Carey Agri”) whose registered office is at ul. Bokserska 66A, 02-690 Warsaw, Poland, represented by William V. Carey,

2.         Central European Distribution Corporation (“CEDC”) whose registered office is at 1343 Main Street, # 301, Sarasota, Florida 34236 USA, represented by William V. Carey,

(hereinafter jointly referred to as the “Buyers”),

and

3.         Zbigniew Trafalski domiciled in Gdansk, ul. Zacna 26, Poland (“Mr. Trafalski”)

4.         Henryk Gawin domiciled in Gdansk, ul. Volty 4, Poland (“Mr. Gawin”),

(hereinafter jointly referred to as the “Sellers”)

RECITALS

A.        The Sellers hold a total of 1,039,980 shares (“Shares”) in Onufry S.A. (“Company”) with its registered office in Gdansk at ul. Zalogowa 17, Poland, registered with the National Court Register of the District Court in Gdansk under KRS number 0000044301.

B.         The Sellers have agreed to sell to the Buyers all their Shares in the Company.

C.         On September 17, 2002 the Sellers and the Buyers concluded the Letter of Intent (“Letter of Intent”). All actions and conditions defined in the Letter of Intent, in accordance with the conclusion of this Agreement, have been fulfilled.

1.         DEFINITIONS

In this Agreement the following expressions shall be taken to mean as follows:

“Company”	- shall mean Onufry S.A.

“Shares”	- shall mean 1,039,980 of the Company’s A series registered shares, numbered from 1 to 1,039,980 with a face value of PLN 10 each share,

“Price”	- shall mean the purchase price of the Shares in the Company, as defined in clause 3.1 of this Agreement.

“CEDC Stock”

- shall mean the shares of Central European Distribution Corporation, a company listed on NASDAQ in the United States of America, the number and value of which is defined in clause 3.3. and 3.5.1. of this Agreement.

2.         SALE AND PURCHASE

2.1.     Upon the terms and subject to the conditions contained in this Agreement the Sellers agree to sell and the Buyers agree to buy the Shares free of any liens, encumbrances and third party rights.

2.2.     Carey Agri shall purchase 348,393 Shares (numbers from A172088 to A520480) from Mr. Trafalski and 400,505 Shares (numbers from A639476 to A1039980) from Mr. Gawin whereas CEDC shall purchase 171,597 shares (numbers from A491 to A172087) from Mr. Trafalski and 119,485 Shares (numbers from A1 to A490 and A520481 to A639475) from Mr. Gawin.

3.         PURCHASE PRICE

3.1.     The purchase price for the Shares shall be PLN 9,200,000.00 (“Price”),

3.2.     PLN 6,625,000.00 shall be paid in cash.

3.3.     PLN 2,575,000.00 shall be paid in CEDC Stock. Number of CEDC Stock as per calculation described in 3.5.1. equal 64.585

3.4.     The Buyers shall make the payment mentioned in clause 3.2 and 3.3 to the Sellers in accordance with the table below:

	Form of payment	Z Trafalski			H Gawin			Razem

		Value (pln)%		No. Of Shares	Value (pln)%		No. Of Shares	Value (pln)	No. Of Shares

CEDC	CEDC Shares	1518000	33%	171597	1057000	23%	119485	2575000	291082

Carey Agri	Transfer on the 15th of October 2002	2989130	67%	348393	3450130	77%	400505	6439260	748898

	Correction of payment as per 4.1.	92870			92870			185740

	Razem	4600000		519990	4600000		519990	9200000	1039980

3.5.     The Buyers shall make the payment mentioned in clause 3.3 to the Sellers in accordance with the following conditions:

3.5.1.  The number of CEDC Stock (64.585) to be received by the Sellers was based on 30 days average CEDC Stock price before the Closing Date being $9,683 calculated upon the NBP average exchange rate published on the 14th of October 2002 (table nr 199) being 4,1174 PLN.

3.5.2.  Within 45 days from the day of signing of this Agreement CEDC Stock (25.533) with value of 1,018,000 PLN, calculated as in clause 3.5.1 shall be issued and delivered to Mr. Trafalski with one year lock up period and CEDC Stock (13.970) with value of 557,000 PLN, calculated as in clause 3.5.1 shall be issued and delivered to Mr. Gawin with one year lock up period. If the CEDC Stock will not be delivered within 45 days, the Buyers guarantee to pay in cash the value of CEDC Stock specified above within 7 days from the described above date.

3.5.3.  The rest of CEDC Stocks (i.e. 25.082 CEDC Stocks with total value of PLN 1,000,000,) shall be issued and delivered to the Sellers (12.541 CEDC Stocks with value PLN 500,000 for each of the Sellers) within 45 days since February 28, 2003 upon fulfilment of all of the following conditions:

a)        all receivables from company Komers International – F. Madry resulting from transactions invoiced before the day of signing of this Agreement are paid and settled until 15 February 2003. If the receivables from Komers International – F. Madry specified above are not fully paid until this date, the Buyers agree that the Company will sell this receivables to the Sellers (as defined in the clause 9.6.)

b)        The new names of the other Sellers’ companies (which does not contain word “Onufry”) are registered with the National Court Register (as defined in clause 6.3).

c)        The Company’s creditors being possessors of promissory notes, (other than specified in the attachment no. 11) guaranteed by the Company are wavered all their possible claims connected with these promissory notes.

d)        The number of shares of the Company in the National Court Register is corrected.

If the above conditions are not fulfilled until February 28, 2003, the Company will transfer to the Sellers upon separate agreement all above described receivables for the book value (without the interest).

One year lock up letters for the remaining number of CEDC stock will be signed on February 28, 2003. If the CEDC Stock will not be delivered within 45 days, the Buyers guarantee to pay in cash the value of shares specified above within 7 days from the described above date.

4.         PRICE ADJUSTMENT

4.1.  The transaction cash payment mentioned in clause 3.2, shall be adjusted by the value of overdue receivables older than 90 days (reduced by the value of reserve for doubtful receivables registered in the books of the Company until the day before the day of signing of this Agreement). The list of overdue receivables as of the day before the day of signing of this Agreement is prepared as Schedule 1 to this Agreement.

4.2.     After the laps of 90 days from the day of signing of this Agreement, if there are any receivables outstanding over 90 days, other than specified in the Schedule 1 (including all reserves entered after the day of signing of this Agreement), the Sellers will pay back to the Buyers the value of the these receivables.

4.3.     All receivables correcting the Price included in the Schedule 1 to this agreement or correcting the Price on the 90th day from the day of signing of this Agreement shall be paid back to the Sellers by the Buyers, if the above described receivables are paid back to the Company account by April 15th 2003.

4.4.     Receivables specified in this paragraph do not include the receivables from F. Madry Komers International.

5.         DAY OF SIGNING OF THIS AGREEMENT

On the day of signing of this Agreement, the parties shall take the following actions.

5.1.     The Sellers shall transfer the Shares to the Buyers by endorsing and handing over their certificates to the Buyers.

5.2.     The Buyers shall transfer the cash portion of the Price defined in clause 3.2 to the Sellers, according to the table from clause 3.4, to the following bank accounts:

Pan Zbigniew Trafalski

Kredyt Bank S.A. II Oddzial w Gdansku
Ul. Grunwaldzka 345
Nr. Konta 15001171-101170036212

Pan Gawin

Bud-Bank Oddzial Gdansk
Ul. Szeroka 119/120
Nr. Konta 14001079-132381-270130

5.3.     The day of cash payment is the day of placing the money transfer request in the Buyers Bank.

5.4.     The Buyers shall provide the Sellers with the Lock-up Letters (“Lock-up Letters”), and the Sellers shall sign the Lock-up Letters and return them to the Buyers. The Lock-up Letters are attached as Schedule 2 to this Agreement.

6.         ACTIONS TAKEN AFTER THE DAY OF SIGNING OF THIS AGREEMENT

6.1.     The Buyers shall deliver the CEDC Stocks to the Sellers as described in clause 3.5.

6.2.     The parties confirm that there shall not be any dividend paid out to the Sellers for the results achieved during the year 2002 and next years.

6.3.     The Sellers shall replace the business name of their company, i.e. “Onufry Nieruchomosci Zbigniew Trafalski, Henryk Gawin Spólka Jawna”, and the business names of other companies in which the Sellers have or will have an interest, if such business names of contain the word “Onufry”. The new business names of shall not include the word “Onufry”. The above changes shall be registered with the National Court Register by December 31st, 2002.

6.4.     On the 28th of February 2003, the Sellers shall provide the Buyers with the Lock-up Letters (“Lock-up Letters”) for the remaining number of shares issued after the 28th of February. The Sellers shall sign the Lock-up Letters and return them to the Buyers.

7.         REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby jointly and severally represent and warrant to the Buyers that each of the following representations and warranties is true, complete and accurate:

7.1.     The Company has been duly organized and validly exists under the laws of the Republic of Poland. The Company has been duly and effectively transformed into a joint stock company from its former form of a limited liability company.

7.2.     The Shares have been duly created, issued and subscribed for by the Sellers. The Shares are fully paid and free and clear of any and all liens, encumbrances, pledges and third party rights. The copy of the current share book signed by the Company’s Management Board is attached as Schedule 5 hereto.

7.3.     The transfer of the Shares to the Buyers shall not give a legal reason to any third party to terminate or modify any agreements to which the Company is a party. As of the date of signing this Agreement the Sellers are unaware of any intent of their suppliers or customers to stop co-operation with the Company.

7.4.     The execution of this Agreement and the performance of the obligations set forth herein have been duly authorized by the Sellers and will not result in violation of any law, decree or regulation, any contract to which either of the Sellers is a party, or by which it or its property may be bound, any judgment of any court, or any permit or approval of any governmental agency. The resolution of the Company’s Supervisory Board granting consent for sale of the Shares is attached as Schedule 7 hereto.

7.5.     This Agreement constitutes a valid and legally binding obligation of the Sellers, enforceable in accordance with its terms.

7.6.     All increases in the Company’s share capital have been duly registered.

7.7.  The redemptions of 20 A series shares, 32,200 B series shares and shares in the Company were made in accordance with provisions of law and are legally effective (especially the payment for all the redeemed shares is duly confirmed). The minutes of the Company’s General Shareholders Meeting with the resolutions confirming the above with copy of application submitted to the National Court Register is attached as a Schedule 4 to this Agreement. The Sellers guarantee that no claim will be addressed to the Company due to the above-mentioned redemption of any shares in the Company.

7.8.     All resolutions of the Company’s shareholders were validly and duly adopted and are legally binding.

7.9.     The Company is not engaged in any legal action and there are no proceedings or investigations (i) pending against the Company or (ii) which should be expected by the Company.

7.10.   There is a potential liability of the Company resulting from merger with Adria M-C Sp. z o.o., especially concerning guarantees granted by Adria M-C Sp. z o.o. for promissory notes issued by Dystrybucja Alkoholi Sp. z o.o. for POLMOS LANCUT, POLMOS ZIELONA GÓRA and WFW KONESER. The Sellers guarantee that to the 28th of February 2003 all the liabilities resulting from issuing promissory notes will be settled. Settlement has to be confirmed by the above mentioned Suppliers.

7.11.   There was not any additional bad debt reserve entered in the books of the Company other than coming from the normal course of business, consistent with the procedures during the period prior to August 12, 2002 (being a day of settlements regarding terms of the transaction).

7.12.   The Company has no credits, except for credit from Bank Handlowy, granted on the basis of agreement No PBP/223/KRB/7749/01, dated 06.11.2000.

7.13.   No request for declaration of bankruptcy or opening of arrangement proceedings has been filed in respect of the Company as or for compulsory management (zarzad) referred to in Article 1062 of the Code of Civil Procedure and no receiver (zarzadca) referred to in Article 27 of the Act on Registered Pledge and the Registry of Pledges has been established in respect of the Company’s business.

7.14.   No proceedings have been initiated to enforce a pledge or any other security established on the Company’s assets.

7.15.   The Company’s financial statements for the financial year ending on December 31, 2001 have been prepared in accordance with the Accounting Act and fairly present the standing and results of the Company.

7.16.   The Company have duly filed all tax and social security contribution returns which should have been filed, including but not limited to those relating to corporate tax and value added tax, and have paid all taxes including wage, tax and social security contributions which became due or assessed or will become due or will be assessed on or before the day of signing hereof. There is no outstanding tax to be paid.

7.17    From the conclusion date of the Letter of Intent until the day of signing of this Agreement, the Company’s business continued in the normal course, consistent with the way the business had been run during the period prior to the date of the Letter of Intent. The Company did not raise the employee’s salaries and did not acquire or dispose of any fixed assets with a value exceeding PLN 10,000.00 without written consent of the Buyers.

7.18.   The Sellers have assigned new members of the Management and Supervisory Boards of the Company indicated by the Buyers and approved the Company’s financial statements for 2001. The minutes of the Company’s Shareholders’ Meeting of are attached as Schedule 4 hereto.

7.19.   The Sellers confirm that they have obtained the dividend for 2001. The copies of documents confirming the above are attached as Schedule 8 hereto.

7.20.   The Sellers and their companies repaid all loans granted to them by the Company. The copies of documents confirming the repayment are attached as Schedule 6 hereto.

7.21.   The Company’s shareholder, Mr. Cichorek, has paid back to the Company all outstanding amounts. The document confirming the above is attached as Schedule 10 hereto.

7.22.   The Company has no real estate.

7.23.   The Sellers has disclosed to the Buyers all information which is or may reasonably be regarded as material to an accurate appraisal of the business, the assets and liabilities, the net equity, the financial standing and results and in general all the Company’s affairs.

The Sellers acknowledge that the Buyers enter into this Agreement based on the assumption of full truth and accuracy of the above statements.

The Sellers hereby covenant and agree that they will compensate the Buyers for and indemnify and hold the Buyers harmless against any and all liabilities and losses resulting from breach of any of the Representations and Warranties (including but not limited to their incompleteness, incorrectness or inaccurateness) or other provisions of this Agreement by the Sellers.

8.         REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers hereby represent and warrant to the Sellers as follows:

8.1.     CEDC has been duly organized and validly exists under the laws of the State of Delaware and has the power and authority to execute the transaction contemplated herein;

8.2.     Carey Agri has been duly organized and validly exists under the laws of Poland and has the power and authority to execute the transaction contemplated herein;

8.3.     The execution of this Agreement and the performance of the obligations set forth herein have been duly authorized by the Buyers and will not result in violation of any law, decree or regulation, any contract to which either of the Buyers is a party, or by which it or its property may be bound, any judgment of any court, or any permit or approval of any governmental agency;

8.4.  This Agreement constitutes a valid and legally binding obligation of the Buyers, enforceable in accordance with its terms.

8.5.  The statement from Mr. Cichorek placed in the Company has been presented to the Buyers.

9.         INDEMNITY AND COVENANTS

9.1.     The Sellers shall, for an unlimited period of time, assume the liability and shall indemnify the Company and/or the Buyers for any payment of tax or debts resulting from any tax inspection or legal proceedings concerning the Company’s activity before the day of signing of this Agreement.

9.2.     The Sellers shall, for an unlimited period of time, assume the liability and shall indemnify the Company and/or the Buyers for any possible payment to or claims of former shareholders of the Company or any other injury or damage connected with redemption of 20 A series, 32,200 B series and shares in the Company.

9.3.     The Sellers shall, for an unlimited period of time, assume the liability and shall indemnify the Company and/or the Buyers for any possible payment to or claims or any other injury or damage connected with promissory notes guaranteed for POLMOS LANCUT, POLMOS Zielona Góra and KONESER.

9.4.     The lease agreements signed with Onufry Nieruchomosci Zbigniew Trafalski, Henryk Gawin Spólka Jawna for property needed for current operation of the Company shall be continued on current conditions (for at least 3 years). The Buyers will have the right to terminate the lease agreement upon three months’ notice. The lease agreements are attached as Schedule 3 hereto.

9.5.     Since the day of signing of this Agreement the Sellers and companies in which the Sellers have any interest will not use or cease to use the trademark or word “Onufry”, without prior written consent of the Buyers. The copy of the certificate confirming registration of the trademark “Onufry” in the Patent Office is attached as a Schedule 9 hereto.

9.6.     The Sellers guarantee that to the February 28, 2003 all receivables from company Komers International – F. Madry resulting from transactions invoiced before the day of signing of this Agreement will be paid and settled. If to the February 28, 2003 receivables from Komers International – F. Madry specified above are not fully paid, the Sellers agree to purchase them from the Company within 7 days from the date described above.

9.7.     The Sellers are assigned to a position of Members of the Supervisory Board of the Company, with compensation of PLN 6,000.00 gross per month. The assignment will be for a fixed term of three years and will not be withdraw by either party other than in the case of dishonest or unlawful acts, unless mutually agreed by both parties. Additionally, Mr Trafalski will cooperate with the Management Board of the Company, with additional compensation of PLN 6,000.00 gross per month. If the assignment to the Supervisory Board of the Company would be terminated before the agreed date, the Sellers will receive compensation equal to the amount of the compensation calculated to October 15th 2005.

10.       NOTIFICATIONS

All notices and communications required or permitted under this Agreement shall be effectively given if personally delivered with return receipt or sent by registered letter or by telex:

To the Buyers:

Carey Agri International Poland Sp. z o.o.

ul. Bokserska 66A,

02-690 Warszawa, Polska,

Attention of Mr. William V. Carey.

To the Sellers:

Mr. Trafalski
ul. Zacna 26,
Gdansk,
Attention of Zbigniew Mr. Trafalski

Mr. Gawin
ul. Volty 4
Gdansk,
Attention of Mr. Henryk Gawin

or to any other address which may be notified in writing by either party to the other in the above form.

11.       MISCELLANEOUS

11.1.   The Buyers and the Sellers agree that any information concerning this Agreement released to mass media during 3 months after the day of signing hereof shall be previously agreed by both parties.

11.2.   Any legal, financial and consulting expenses of the Sellers in relation to the transaction must be borne solely by the Sellers. The Buyers shall be responsible for their own expenses.

11.3.   The cost of the tax on civil law transactions in the amount of 1% of the Price shall be borne by the Sellers.

11.4.   This Agreement shall be governed by and construed in accordance with the laws of the Republic of Poland.

11.5    Any and all disputes arising in connection with this Agreement shall be settled by the Arbitration Court of the Polish Chamber of Commerce in accordance with its rules of proceedings. Arbitration proceedings shall be held in Warsaw and shall be conducted in Polish.

11.6.   This Agreement has been executed in four counterparts in Polish, one counterpart for each Party.

Signed by:

For the Buyers
Signed by:

For the Sellers

Schedules:

1.        List of receivables more than 90 days past due,

2.        Lock-up letters,

3.        Lease agreements,

4.        Minutes of the Company’s General Shareholders’ Meeting and copy of the application to the National Court Register,

5.        Copy of the share book,

6.        Copies of documents confirming repayment of the loans by the Sellers,

7.        Resolution of the Supervisory Board of the Company granting consent for sale of the Shares,

8.        Copies of documents confirming obtaining of the dividend by the Sellers,

9.        Copy of certificate regarding registration of trademark,

10.      Document confirming repayment by Mr. Cichorek all outstanding amounts.

11.      List of promissory notes issued by the Company for current activity